Filed by Exeter Resource Corporation

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Exeter Resource Corporation

SEC Files No.: 001-33136

Date: May 23, 2017

As filed with the Securities and Exchange Commission on May 23, 2017

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9/A

(Amendment No. 1)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Exeter Resource Corporation

(Name of Subject Company)

Exeter Resource Corporation

(Name of Person(s) Filing Statement)

Common Shares

(Title of Class of Securities)

301835104

(CUSIP Number of Class of Securities)

Cecil Bond

Chief Financial Officer

Suite 1690 – 999 West Hastings Street

Vancouver, British Columbia V6C 2W2

(604) 688-9592

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

With Copies to:

Jason K. Brenkert Dorsey & Whitney LLP 1400 Wewatta Street, Suite 400 Denver, Colorado 80127 (303) 352-1133	Cyndi Laval Gowling WLG (Canada) LLP 550 Burrard Street, Suite 2300, Bentall 5 Vancouver, British Columbia V6C 2B5 (604) 891-2712

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

SCHEDULE 14D-9

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed on April 20, 2017 (as amended, the “Schedule 14D-9”) by Exeter Resource Corporation, a company organized under the laws of the Province of British Columbia (“Exeter”).

The Schedule 14D-9 relates to the offer to purchase (the “Offer”) by Goldcorp Inc. for all of the issued and outstanding common shares (the “Common Shares”) of Exeter.

As of the date hereof, Goldcorp and its affiliates do not own directly or indirectly any Common Shares.

The information set forth in the Directors’ Circular, including all schedules, exhibits and annexes thereto, is expressly incorporated herein by reference in response to all items of information required to be included in, or covered by, this Schedule 14D-9, and is supplemented by the information specifically provided herein.

Goldcorp has filed a registration statement on Form F-10 with the United States Securities and Exchange Commission relating to the common shares it proposes to issue to Exeter shareholders in connection with the Offer that includes the Offer to Purchase and Circular of Goldcorp in relation to the Offering as a prospectus (the “Prospectus”) and has filed a Schedule TO under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported on the Schedule 14D-9.

Item 9. Exhibits

Item 9 of Schedule 14D-9 is amended and supplemented by adding the following:

(a)(5)(ii) Press Release dated May 23, 2017*

*	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EXETER RESOURCE CORPORATION

Date: May 23, 2017	/s/ Cecil R. Bond
Name: Cecil R. Bond
Title: Chief Financial Officer

EXHIBIT INDEX

(a)(5)(ii)	Press Release dated May 23, 2017*

* - Filed herewith